UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS RECORD FINANCIAL RESULTS FOR THE
THIRD QUARTER 2009

All-Time Record Quarterly Results

-	Revenue: $233.6 million, representing 17 percent year over year growth

-	Non-GAAP EPS: $0.52, representing 19 percent year over year growth

-	Non-GAAP Operating Income: $127.5 million, representing 20 percent year over year growth, and 55 percent of revenues

-	Deferred Revenues: $360.1 million, representing 32 percent year over year growth

REDWOOD CITY, Calif., – October 22, 2009 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the third quarter ended September 30, 2009.

“I am proud of our ability to execute and deliver all-time record results across key metrics for the quarter. Our revenues came in at the high-end of our projections, with 17 percent growth, while non-GAAP earnings per share were $0.52, representing 19% growth, and exceeded our projections. This is particularly encouraging given the state of the economy and the weakness of the US dollar” said Gil Shwed, Chairman and Chief Executive Officer at Check Point, “Operationally, we performed well across all regions, with Asia Pacific having a particularly good quarter. We also continued to realize further synergies from our recent acquisition, which helped us to achieve these results and deliver non-GAAP operating margin of 55%.”

Financial Highlights for the Third Quarter of 2009

—	Total Revenues: $233.6 million, an increase of 17 percent compared to $199.7 million in the third quarter of 2008.

—	GAAP Operating Income: $105.5 million, an increase of 17 percent compared to $90.4 million in the third quarter of 2008. The GAAP operating income in the third quarter of 2009 included amortization of intangible assets in the amount of $5.4 million related to the Nokia security business acquisition.

—	Non-GAAP[1] Operating Income: $127.5 million, an increase of 20 percent compared to $106.2 million in the third quarter of 2008. Non-GAAP operating margin was 55 percent, compared to 53 percent in the third quarter of 2008, and 52 percent during the second quarter of 2009.

—	GAAP Net Income and Earnings per Diluted Share: GAAP net income was $91.5 million, an increase of 14 percent compared to $80.1 million in the third quarter of 2008. GAAP earnings per diluted share were $0.43, an increase of 17 percent compared to $0.37 in the third quarter of 2008. GAAP net income in the third quarter of 2009 included amortization of intangible assets in the amount of $5.4 million (which represented $0.03 in GAAP earnings per diluted share) related to the Nokia security business acquisition. Net of taxes, these charges totaled $5.1 million ($0.02 per diluted share).

—	Non-GAAP[1] Net Income and Earnings per Diluted Share: Non-GAAP net income was $109.5 million, an increase of 16 percent compared to $94.2 million in the third quarter of 2008, and non-GAAP EPS was $0.52, an increase of 19 percent compared to $0.44 in the third quarter of 2008.

[1] For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

—	Deferred Revenues: As of September 30, 2009, we had deferred revenue of $360.1 million, an increase of 32 percent compared to $272.9 as of September 30, 2008.

—	Cash Flow: Cash flow from operations was $126.1 million, an increase of 10 percent compared to $115.1 million in the third quarter of 2008. We had $1,736.2 million in cash and investments as of September 30, 2009.

—	Share Repurchase Program: During the third quarter of 2009, we repurchased 1.8 million shares at a total cost of $50 million.

Mr. Shwed concluded, “We continued to realize good traction from our latest product introductions, including the new SMART-1 management appliances, the high-end Power-1 11000 series and low-end UTM-1 130 appliances. Our Software Blade Architecture experienced excellent adoption by our customers as they continue to recognize the benefits of a secure, flexible and easily managed security platform.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 22, 2009 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through October 29, 2009 at the company’s website http://www.checkpoint.com/ir or by telephone at +1 201.612.7415, passcode # 335046, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), a worldwide leader in securing the Internet, is the only vendor to delivers Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes, including [all Fortune 100 companies. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

© 2009 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, impairment of marketable securities, amortization of acquired intangible assets, restructuring-related charges and the related tax affects. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. Check Point’s management also believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$86,882	$81,925	$241,427	$244,277
Software updates, maintenance and
services	146,759	117,795	410,867	346,646

Total revenues	233,641	199,720	652,294	590,923

Operating expenses:
Cost of products and licenses	18,598	10,267	45,061	28,953
Cost of software updates,
maintenance and services	10,033	6,941	26,637	20,792
Amortization of technology	7,471	5,800	20,501	18,754

Total cost of revenues	36,102	23,008	92,199	68,499

Research and development	22,426	23,193	65,681	69,762
Selling and marketing	56,379	50,796	160,390	161,044
General and administrative	13,190	12,294	40,487	38,865
Restructuring	67	-	9,101	-

Total operating expenses	128,164	109,291	367,858	338,170

Operating income	105,477	90,429	284,436	252,753
Financial income, net	7,825	10,039	24,368	30,351
Other than temporary impairment on
marketable securities	-	(2,288)	-	(2,288)

Income before income taxes	113,302	98,180	308,804	280,816
Taxes on income	21,839	18,119	60,817	43,324

Net income	$91,463	$80,061	$247,987	$237,492

Earnings per share (basic)	$0.44	$0.37	$1.18	$1.10

Number of shares used in computing
earnings per share (basic)	208,738	213,728	209,465	215,247

Earnings per share (diluted)	$0.43	$0.37	$1.17	$1.09

Number of shares used in computing
earnings per share (diluted)	211,688	216,567	211,790	217,942

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$105,477	$90,429	$284,436	$252,753
Stock-based compensation (1)	7,695	6,857	22,769	24,313
Amortization of intangible assets (2)	14,301	8,893	36,647	28,090
Restructuring (3)	67	-	9,101	-

Non-GAAP operating income	$127,540	$106,179	$352,953	$305,156

GAAP net income	$91,463	$80,061	$247,987	$237,492
Stock-based compensation (1)	7,695	6,857	22,769	24,313
Amortization of intangible assets (2)	14,301	8,893	36,647	28,090
Restructuring (3)	67	-	9,101	-
Other than temporary impairment * (4)	-	2,288	-	2,288
Taxes on stock-based compensation,
amortization of intangible assets and
other than temporary impairment (5)	(4,040)	(3,849)	(10,662)	(11,867)

Non-GAAP net income	$109,486	$94,250	$305,842	$280,316

GAAP Earnings per share (diluted)	$0.43	$0.37	$1.17	$1.09
Stock-based compensation (1)	0.04	0.04	0.11	0.11
Amortization of intangible assets (2)	0.07	0.04	0.17	0.13
Restructuring (3)	-	-	0.04	-
Other than temporary impairment * (4)	-	0.01	-	0.01
Taxes on stock-based compensation,
amortization of intangible assets and
other than temporary impairment (5)	(0.02)	(0.02)	(0.05)	(0.05)

Non-GAAP Earnings per share (diluted)	$0.52	$0.44	$1.44	$1.29

Number of shares used in computing
Non-GAAP earnings per share (diluted)	211,688	216,567	211,790	217,942

(1) Stock-based compensation:
Cost of products and licenses	$14	$15	$35	$42
Cost of software updates,
maintenance and services	236	133	536	510
Research and development	1,998	1,364	4,771	3,665
Selling and marketing	1,769	1,696	4,485	5,862
General and administrative	3,678	3,649	12,942	14,234

	7,695	6,857	22,769	24,313

(2) Amortization of intangible assets:
Cost of products and licenses	7,471	5,800	20,501	18,754
Selling and marketing	6,830	3,093	16,146	9,336

	14,301	8,893	36,647	28,090

(3) Restructuring	67	-	9,101	-

(4) Other than temporary impairment*
Financial income, net	-	2,288	-	2,288

(5) Taxes on stock-based
compensation, amortization of
intangible assets and other than
temporary impairment	(4,040)	(3,849)	(10,662)	(11,867)

Total , net	$18,023	$14,189	$57,855	$42,824

* Relates to impairment of Lehman Brothers bonds.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	September 30, 2009	December 31, 2008
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$608,221	$543,190
Short-term deposit	-	26,302
Marketable securities	348,898	344,895
Trade receivables, net	191,156	251,771
Other current assets	34,477	28,372

Total current assets	1,182,752	1,194,530

Long-term assets:
Marketable securities	779,045	529,445
Property, plant and equipment, net	39,956	40,248
Severance pay fund	6,315	5,817
Deferred income taxes, net	16,926	19,003
Intangible assets, net	123,448	123,151
Goodwill	708,458	664,602
Other assets	21,167	16,820

Total long-term assets	1,695,315	1,399,086

Total assets	$2,878,067	$2,593,616

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Deferred revenues	$322,764	$289,998
Trade payables and other accrued liabilities	145,191	112,556

Total current liabilities	467,955	402,554

Long-term deferred revenues	37,361	40,799
Income tax accrual	121,138	101,230
Deferred tax liability, net	15,127	22,225
Accrued severance pay	11,125	10,943

Total liabilities	652,706	577,751

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	512,200	503,408
Treasury shares at cost	(1,173,239)	(1,105,250)
Accumulated other comprehensive income (loss)	16,895	(4,673)
Retained earnings	2,868,731	2,621,606

Total shareholders' equity	2,225,361	2,015,865

Total liabilities and shareholders' equity	$2,878,067	$2,593,616

Total cash and cash equivalents, deposits and
marketable securities	$1,736,164	$1,443,832

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$91,463	$80,061	$247,987	$237,492
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of property, plant and equipment	2,190	2,257	7,226	6,548
Other than temporary impairment	-	2,288	-	2,288
Decrease (increase) in trade and other receivables, net	(50)	1,770	85,050	38,638

Increase in deferred revenues, trade payables and other
accrued liabilities	15,494	20,836	24,769	25,380

Amortization of intangible assets	14,301	8,893	36,647	28,090
Realized loss on marketable securities	-	-	1,896	-
Stock-based compensation	7,695	6,857	22,768	24,313
Excess tax benefit from stock-based compensation	(2,474)	(3,531)	(6,988)	(9,560)
Deferred income taxes, net	(2,487)	(4,338)	(8,729)	(12,661)

Net cash provided by operating activities	126,132	115,093	410,626	340,528

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Protect Data, net	-	-	-	(9,042)
Cash paid in conjunction with the acquisition of Nokia	-	-	(57,540)	-
Investment in property, plant and equipment	(1,043)	(2,412)	(3,644)	(6,938)

Net cash used in investing activities	(1,043)	(2,412)	(61,184)	(15,980)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	20,166	11,504	62,469	27,276
Purchase of treasury shares	(50,000)	(49,825)	(152,286)	(172,825)
Excess tax benefit from stock-based compensation	2,474	3,531	6,988	9,560

Net cash used in financing activities	(27,360)	(34,790)	(82,829)	(135,989)

Unrealized gain (loss) on marketable securities, net	8,255	(19,420)	25,719	(28,824)

Increase in cash and cash equivalents, deposits and
marketable securities	105,984	58,471	292,332	159,735

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,630,180	1,342,773	1,443,832	1,241,509

Cash and cash equivalents, deposits and marketable securities
at the end of the period	$1,736,164	$1,401,244	$1,736,164	$1,401,244

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 22, 2009	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer